STB DRAFT
11/02/15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b‑25

NOTIFICATION OF LATE FILING

(Check One):   ☐    Form 10-K      ☒   Form 20-F      ☐    Form 11-K     ☐ Form 10-Q

                        ☐    Form 10-D      ☐    Form N-SAR ☐    Form N-CSR

For period ended:                June 30, 2015

☐         Transition Report on Form 10‑K

☐         Transition Report on Form 20‑F

☐         Transition Report on Form 11‑K

☐         Transition Report on Form 10‑Q

☐         Transition Report on Form N‑SAR

For the transition period ended:  _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

CRESUD INC.

Full name of registrant

Not Applicable

Former name if applicable

Moreno 877, 23 Floor
Address of principal executive office
(Street and number)

City of Buenos Aires, Argentina, (C1091AAQ)

City, state and zip code

PART II
RULE 12b‑25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CRESUD INC. (“CRESUD” or the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the year ended on June 30, 2015 (the “Form 20-F”) by the prescribed due date without unreasonable effort or expense for the following reasons:

(i)                           On October 15, 2015, CRESUD filed before the SEC a request of relief from the requirement to present full financial statements audited under U.S. GAAS of an associate accounted for using the fair value option on Form 20-F, pursuant to Rule 3-09 of Regulation S-X, based on the fact that the Company was unable to force its associate, IDBD Holdings Corporation Ltd. (“IDBD”) to provide audited financial statements following such standards. In lieu of the required information CRESUD offered to present full financial statements audited under Israel GAAS, which are already available. On October 29, 2015, CRESUD received a response from the staff of the SEC denying CRESUD’s request. Consequently, CRESUD will need additional time to request and obtain the US GAAS audit report for IDBD.

(ii)                         As previously reported by way of a filing on Form 6-K on October 27, 2015, CRESUD is currently analyzing the impact of certain ruling passed by the Tel Aviv Jaffo Court with regards to CRESUD’s indirect holding in IDBD in its accounts, which could impact the valuation of its investment in IDBD and the valuation of the related derivative liability for the tender offer of IDBD shares to be included in CRESUD’s Annual Report on Form 20-F. Currently, the reported amount for CRESUD´s indirect investment in IDBD is Ps 1,757.10 million and the related derivative liability is Ps 500.58 million.

CRESUD anticipates that it will be able to file a complete version of the Form 20-F (except that it will not be able to file financial statements of its associate audited under U.S. GAAS which will be filed on a subsequent date), within the fifteen-calendar-day grace period granted by Rule 12b-25, and declares that it will file such form as promptly as practicable.

PART IV — OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

  Matias Gaivironsky                          (5411)                   4323-7449

        (Name)                                 (Area Code)         (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐No

The following is a brief explanation of fiscal year 2015 results, compared with prior year.

Consolidated Results for the Fiscal Year

(In millions of ARS, excluding joint businesses)

In Ps. MM	IVQ 2015	IVQ 2014	YoY Var	FY 2015	FY 2014	YoY Var
Revenues	1,580.6	1,468.2	7.7%	5,651.8	4,604.0	22.8%
Costs	(1,322.4)	(1,271.4)	4.0%	(4,769.7)	(3,914.6)	21.8%
Initial recognition and changes in the net realizable value of biological assets and agricultural products at the point of harvest	312.2	196.9	58.5%	1,324.2	1,152.7	14.9%
Changes in the net realizable value of agricultural products after harvest	(15.9)	(9.6)	64.6%	(34.5)	(17.4)	97.6%
Gross profit	554.5	384.0	44.4%	2,171.8	1,824.6	19.0%
Gain from disposal of investment properties	354.4	117.6	201.4%	1,150.2	230.9	398.1%
Gain from disposal of farmlands	549.1	91.4	501.1%	550.5	91.4	502.5%
General and administrative expenses	(189.1)	(182.6)	3.6%	(617.8)	(533.9)	15.7%
Selling expenses	(150.1)	(128.9)	16.4%	(474.2)	(352.7)	34.4%
Management fees			-			-
Other operating results, net	(63.2)	(22.6)	179.1%	12.2	(75.0)	-
Profit from operations	1,055.6	258.9	307.8%	2,792.7	1,185.2	135.6%
Share of profit / (loss) of associates and joint ventures	406.9	(523.8)	-	(436.1)	(408.7)	6.7%
Profit from operations before financing and taxation	1,462.5	(265.0)	-	2,356.6	776.6	203.5%
Financial results, net	(181.7)	(647.4)	(71.9%)	(1,296.5)	(2,574.4)	(49.6%)
Profit / (Loss) before income tax	1,280.7	(912.3)	-	1,060.1	(1,797.8)	-
Income tax expense	(71.0)	31.4	-	(303.4)	389.4	-
Profit / (Loss) for the period	1,209.7	(880.9)	-	756.8	(1,408.4)	-

Attributable to:
Cresud’s shareholders	601.5	(573.6)	-	114.0	(1,067.9)	-
Non-controlling interest	608.2	(307.3)	-	642.8	(340.5)	-

During this fiscal year our revenues were 22.8% higher than in the previous fiscal year, mainly due to a 30.3% increase in revenues from the agricultural segment, explained by higher sales in the crops, sugarcane, beef cattle, milk and agroindustrial segments, accompanied by a 18.2% increase in revenues from the urban segment.

Gross profit increased 19.0% in fiscal year 2015, up from Ps. 1,824.6 million to Ps. 2,171. 8 million as a result of a 26.9% increase in gross profit from the urban segment, offsetting the 17.5% reduction in gross profit from the agricultural segment.

Profit from operations rose 135% as compared to the previous fiscal year, explained by an increase of Ps. 345 million in the agricultural segment, mainly due to the sale of 3 farms (“Cremaq”. “Fon Fon” and 24,624 hectares in Paraguay); and an increase of Ps. 1,278 million in the urban segment, generated mainly by the sale of the Madison 183 building in New York, recorded in the first quarter of 2015, and sales of various office floors in Maipú 1300, Libertador 498, Bouchard Plaza and Intercontinental Plaza buildings made by our subsidiary IRSA throughout the fiscal year.

The significant increase in our profit from operations was offset by a loss in financial results, net of Ps. 1,296.5 million, which was 49.6% lower than in the previous fiscal year, mainly due to a smaller depreciation of the peso against the dollar than in the previous fiscal year and smaller losses from the investment made by our subsidiary IRSA in IDBD, which is recorded at market value.

The Company’s profit for the year was Ps, 756.8 million, a Ps. 2,165.2 million increase as compared to the previous fiscal year.

CRESUD INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 3, 2015                  By:       /s/ Matias Gaivironsky

            Name:         Matias Gaivironsky
Title:           Chief Financial Officer